Exhibit 12

AMR CORPORATION

Computation of Ratio of Earnings to Fixed Charges

(in millions)

	2011	2010	2009	2008	2007
Earnings:
Income (loss) before income taxes and cumulative effect of accounting change	$(1,979)	$(506)	$(1,752)	$(2,118)	$456

Add: Total fixed charges (per below)	1,899	1,804	1,662	1,678	1,876

Less: Interest capitalized	40	31	42	33	20

Total earnings (loss)	$(120)	$1,267	$(132)	$(473)	$2,312

Fixed charges:
Interest	$780	$775	$689	$703	$857

Portion of rental expense representative of the interest factor	1,049	958	877	847	898

Amortization of debt expense	70	71	96	128	121

Total fixed charges	$1,899	$1,804	$1,662	$1,678	$1,876

Ratio of earnings to fixed charges	-	-	-	-	1.23

Coverage deficiency	$2,019	$537	$1,794	$2,151	$-